SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated July 8, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
No ☒ Yes ☐

BARAN GROUP LTD.
Form 6-K

On July 4, 2003 BMD Partnership (of which 1/3rd is held by the Company) was awarded the exclusive right to negotiate the performance of a bid for the construction and operation in Romania of a 12 KM, four lanes and four bridges highway (hereinafter- the “Project”). BMD is a partnership equally held by the Company, Malibu Israel Ltd. and U. Dori Engineering Works Corporation Ltd. The construction of the Project shall be accomplished within approximately two years and BMD will be granted with the right to operate the Project for ten years. The estimated cost of the Project is approximately 25 million Euro and the expected income is approximately 46 million Euro, during 10 years.

Baran Group Ltd. (hereinafter- the :“Company”)

1.	On July 4, 2003 the Romanian Ministry of Transportation, Constructions and Tourism announced that BMD partnership (held 33.33% by the Company) has won the exclusive right to negotiate the performance of a bid for the construction and operation of a 12 KM, four lanes and four bridges highway in Romania (hereinafter- the “Project”).

2.	BMD is a partnership that was established and registered according to the Romanian Law, for the purpose of participation in engineering projects in Romania and is equally held by the Company, Malibu Israel Ltd. and U. Dori Engineering Works Corporation Ltd.
Project is the first project that BMD is participating in.

3.	The Company is active in Romania with its partners by BMD as well as through a self owned coordination office, which examine and evaluate a number of projects in the industry and infrastructures field. The ripening of those large scale projects is slow and complicated, so the realization stage takes time and is not guarantied.

4.	The construction of the Project shall be accomplished within approximately two years and BMD will be granted the right to operate the Project for ten years.

5.	The estimated cost of the Project construction is approximately 25 million Euro and the expected income is approximately 46 million Euro, during 10 years.

6.	The execution of the Project is conditioned to the commercial terms to be finalized with the Romanian Government, as well as the obtainment of financing for the Project.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Meir Dor —————————————— Meir Dor Chairman of the Board

Date: July 8, 2003